Exhibit 99.1

Yatsen Announces Second Quarter 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 25, 2022

GUANGZHOU, China, August 25, 2022 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Total net revenues for the second quarter of 2022 decreased by 37.6% to RMB951.8 million (US$142.1 million) from RMB1.53 billion in the prior year period.

•

Total net revenues from Skincare Brands[1] for the second quarter of 2022 increased by 49.2% to RMB317.8 million from RMB213.0 million in the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the second quarter of 2022 increased to 33.4% from 14.0% in the prior year period.

•	Gross margin for the second quarter of 2022 was 62.9%, compared with 65.7% in the prior year period.
•

Net loss for the second quarter of 2022 decreased by 32.4% to RMB264.3 million (US$39.5 million) from RMB391.2 million in the prior year period. Non-GAAP net loss[2] for the second quarter of 2022 increased by 6.5% to RMB207.5 million (US$31.0 million) from RMB194.9 million in the prior year period.

“The second quarter of 2022 was challenging due to the resurgence of COVID-19 in many regions of China, which dampened consumer beauty spending. While our topline declined by 37.6% year-over-year, our net revenues from Skincare Brands grew by 49.2% to make up one third of Yatsen’s total net revenues. In particular, net revenues from our newly acquired clinical and premium skincare brands DR.WU (its mainland China business), Eve Lom and Galénic increased by 112.0% year-over-year in aggregate. Furthermore, thanks to our team’s improved working capital practices, we achieved positive cashflow from operations in the second quarter for the first time since our IPO. Looking forward, we will continue executing our strategic development plan while carefully navigating a complex market environment in the second half of the year,” stated Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen.

“We accelerated the improvement of our revenue mix and cost-cutting in the second quarter, which resulted in a higher revenue contribution from our Skincare Brands and a reduction of our offline retail footprint. Our GAAP and non-GAAP net loss margin of 27.8% and 21.8% respectively were impacted by elevated levels of promotions during the June 18th shopping festival and higher operating cost ratios of our offline stores, as well as loss and provisions related to inventory and store-closures. However, we improved our working capital to generate RMB111.9 million of net cash from operating activities and finished the quarter with RMB3.06 billion in cash, restricted cash and short-term investments, giving us ample flexibility to move forward with our strategic development plan,” commented Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen.

[1]	Include net revenues from Abby’s Choice, DR. WU (its mainland China business), Galénic, Eve Lom and other skincare brands.
[2]

Non-GAAP net loss is a non-GAAP financial measure. Non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments.

Second Quarter 2022 Financial Results

Net Revenues

Total net revenues for the second quarter of 2022 decreased by 37.6% to RMB951.8 million (US$142.1 million) from RMB1.53 billion in the prior year period. The decrease was primarily attributable to a 50.5% decrease in net revenues from our Color Cosmetics Brands3, partially offset by a 49.2% increase in net revenues from our Skincare Brands.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2022 decreased by 40.3% to RMB598.3 million (US$89.3 million) from RMB1.00 billion in the prior year period. Gross margin for the second quarter of 2022 decreased to 62.9% from 65.7% in the prior year period. The decrease was primarily attributable to the elevated levels of promotions during the June 18th shopping festival and an inventory loss of RMB43.9 million (US$6.6 million).

Operating Expenses

Total operating expenses for the second quarter of 2022 decreased by 38.0% to RMB875.3 million (US$130.7 million) from RMB1.41 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2022 were 92.0%, as compared with 92.6% in the prior year period.

•

Fulfillment Expenses. Fulfillment expenses for the second quarter of 2022 were RMB69.7 million (US$10.4 million), as compared with RMB118.1 million in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2022 decreased to 7.3% from 7.7% in the prior year period. The decrease was primarily attributable to a reduction in share-based compensation corresponding to a decrease in fulfillment headcount.

•

Selling and Marketing Expenses. Selling and marketing expenses for the second quarter of 2022 were RMB625.7 million (US$93.4 million), as compared with RMB972.5 million in the prior year period. As a percentage of total net revenues, selling and marketing expenses for the second quarter of 2022 increased to 65.7% from 63.8% in the prior year period. The increase was primarily attributable to (i) higher operating cost ratios of our offline stores corresponding to the depressed offline store sales, and (ii) store closure-related expenses and a provision of RMB28.7 million (US$4.3 million) for further store closures in the second half of 2022, partially offset by a reduction of our performance-based and brand marketing spending.

•

General and Administrative Expenses. General and administrative expenses for the second quarter of 2022 were RMB147.8 million (US$22.1 million), as compared with RMB286.4 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2022 decreased to 15.5% from 18.8% in the prior year period. The decrease was primarily attributable to a reduction in share-based compensation corresponding to a decrease in general and administrative headcount.

[3]	Include net revenues from Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands.

•

Research and Development Expenses. Research and development expenses for the second quarter of 2022 were RMB32.0 million (US$4.8 million), as compared with RMB35.2 million in the prior year period. As a percentage of total net revenues, research and development expenses for the second quarter of 2022 increased to 3.4% from 2.3% in the prior year period. The increase was primarily attributable to the deleveraging effect of lower total net revenues.

Loss from Operations

Loss from operations for the second quarter of 2022 decreased by 32.4% to RMB277.0 million (US$41.3 million) from RMB409.9 million in the prior year period. Operating loss margin was 29.1%, as compared with 26.9% in the prior year period.

Non-GAAP loss from operations4 for the second quarter of 2022 increased by 3.2% to RMB218.2 million (US$32.6 million) from RMB211.4 million in the prior year period. Non-GAAP operating loss margin was 22.9%, as compared with 13.9% in the prior year period.

Net Loss

Net loss for the second quarter of 2022 decreased by 32.4% to RMB264.3 million (US$39.5 million) from RMB391.2 million in the prior year period. Net loss margin was 27.8%, as compared with 25.7% in the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the second quarter of 2022 was RMB0.43 (US$0.06), as compared with RMB0.62 in the prior year period.

Non-GAAP net loss for the second quarter of 2022 increased by 6.5% to RMB207.5 million (US$31.0 million) from RMB194.9 million in the prior year period. Non-GAAP net loss margin was 21.8%, as compared with 12.8% in the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the second quarter of 2022 was RMB0.34 (US$0.05), as compared with RMB0.31 in the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had cash, restricted cash and short-term investments of RMB3.06 billion (US$457.3 million), as compared with RMB3.14 billion as of December 31, 2021.

Net cash generated from operating activities for the second quarter of 2022 increased by 241.6% to RMB111.9 million (US$16.7 million) from net cash used in operating activities of RMB79.0 million in the prior year period.

[4]

Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

[5]	ADS refers to American depositary shares, each of which represents four Class A ordinary shares.
[6]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments.

Business Outlook

For the third quarter of 2022, the Company expects its total net revenues to be between RMB738.4 million and RMB872.7 million, representing a year-over-year decline of approximately 35% to 45%, primarily due to the continued softness in market demand for color cosmetics. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Thursday, August 25, 2022, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter 2022.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	2224933

The replay will be accessible through September 1, 2022, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	2224933

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China’s beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	3,138,008	1,708,485	255,070
Short-term investment	-	1,314,380	196,232
Accounts receivable	355,837	224,820	33,565
Inventories, net	695,761	505,976	75,540
Prepayments and other current assets	366,191	356,945	53,290
Amounts due from related parties	60	60	9
Total current assets	4,555,857	4,110,666	613,706
Non-current assets
Restricted cash	-	40,189	6,000
Investments	350,380	393,624	58,767
Property and equipment, net	245,314	133,860	19,985
Goodwill	869,421	835,860	124,791
Intangible assets, net	745,851	694,280	103,653
Deferred tax assets	2,000	1,891	282
Right-of-use assets, net	422,966	275,638	41,152
Other non-current assets	80,220	54,781	8,179
Total non-current assets	2,716,152	2,430,123	362,809
Total assets	7,272,009	6,540,789	976,515
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	240,815	166,258	24,822
Advances from customers	20,680	19,906	2,972
Accrued expenses and other liabilities	370,531	360,528	53,825
Amounts due to related parties	13,967	28,259	4,219
Income tax payables	16,747	17,496	2,612
Lease liabilities due within one year	214,843	159,796	23,857
Total current liabilities	877,583	752,243	112,307
Non-current liabilities
Deferred tax liabilities	124,450	114,362	17,074
Deferred income-non current	56,180	51,511	7,690
Lease liabilities	206,303	116,366	17,373
Total non-current liabilities	386,933	282,239	42,137
Total liabilities	1,264,516	1,034,482	154,444
Redeemable non-controlling interests	338,587	341,561	50,994
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2021 and June 30, 2022; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and December 31, 2021;  2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued; 1,722,629,448 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of and June 30, 2022)

	173	173	26
Treasury shares	(22,330)	(211,875)	(31,632)
Additional paid-in capital	11,697,942	11,870,700	1,772,249
Statutory reserve	21,352	21,352	3,188
Accumulated deficit	(5,782,169)	(6,339,014)	(946,390)
Accumulated other comprehensive income (loss)	(255,780)	(185,270)	(27,660)
Total Yatsen Holding Limited shareholders' (deficit) equity	5,659,188	5,156,066	769,781
Non-controlling interests	9,718	8,680	1,296
Total shareholders' (deficit) equity	5,668,906	5,164,746	771,077
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	7,272,009	6,540,789	976,515

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,525,001	951,770	142,096	2,969,466	1,842,724	275,111
Total cost of revenues	(522,640)	(353,450)	(52,769)	(975,539)	(629,858)	(94,035)
Gross profit	1,002,361	598,320	89,327	1,993,927	1,212,866	181,076
Operating expenses:
Fulfilment expenses	(118,072)	(69,743)	(10,412)	(210,790)	(143,606)	(21,440)
Selling and marketing expenses	(972,506)	(625,695)	(93,414)	(2,014,568)	(1,230,421)	(183,697)
General and administrative expenses	(286,448)	(147,794)	(22,065)	(458,767)	(355,923)	(53,138)
Research and development expenses	(35,216)	(32,045)	(4,784)	(62,956)	(67,855)	(10,130)
Total operating expenses	(1,412,242)	(875,277)	(130,675)	(2,747,081)	(1,797,805)	(268,405)
Income (loss) from operations	(409,881)	(276,957)	(41,348)	(753,154)	(584,939)	(87,329)
Financial income	11,346	8,263	1,234	25,391	16,366	2,443
Foreign currency exchange income (losses)	(1,479)	(21,796)	(3,254)	(5,075)	(24,428)	(3,647)
Income (loss) from equity method investments, net	(140)	45	7	7,002	(2,285)	(341)
Impairment loss of investments	-	(662)	(99)	-	(5,078)	(758)
Other non-operating income (expenses)	7,831	27,932	4,170	15,305	45,586	6,806
Income (loss) before income tax expenses	(392,323)	(263,175)	(39,290)	(710,531)	(554,778)	(82,826)
Income tax (expense) benefit	1,112	(1,095)	(163)	326	(872)	(130)
Net income (loss)	(391,211)	(264,270)	(39,453)	(710,205)	(555,650)	(82,956)
Net loss (income) attributable to non-controlling interests and redeemable non-controlling interests	1,290	(1,660)	(248)	2,946	(1,195)	(178)
Net income (loss) attributable to Yatsen's shareholders	(389,921)	(265,930)	(39,701)	(707,259)	(556,845)	(83,134)
Shares used in calculating earnings per share (1):
Weighted average number of Class A and Class B ordinary shares:
—Basic	2,526,453,776	2,475,134,621	2,475,134,621	2,526,453,776	2,500,801,376	2,500,801,376
—Diluted	2,526,453,776	2,475,134,621	2,475,134,621	2,526,453,776	2,500,801,376	2,500,801,376
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders —Basic	(0.15)	(0.11)	(0.02)	(0.28)	(0.22)	(0.03)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.15)	(0.11)	(0.02)	(0.28)	(0.22)	(0.03)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.62)	(0.43)	(0.06)	(1.12)	(0.89)	(0.13)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.62)	(0.43)	(0.06)	(1.12)	(0.89)	(0.13)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses	8,521	970	145	9,425	2,493	372
Selling and marketing expenses	22,161	11,363	1,696	34,000	33,718	5,034
General and administrative expenses	147,498	27,590	4,119	214,117	122,573	18,300
Research and development expenses	6,440	7,017	1,048	7,944	13,974	2,086
Total	184,620	46,940	7,008	265,486	172,758	25,792

(1)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Income (loss) from operations	(409,881)	(276,957)	(41,348)	(753,154)	(584,939)	(87,329)
Share-based compensation expenses	184,620	46,940	7,008	265,486	172,758	25,792
Amortization of intangible assets resulting from assets and business acquisitions	13,899	11,862	1,771	18,029	23,945	3,575
Non-GAAP income (loss) from operations	(211,362)	(218,155)	(32,569)	(469,639)	(388,236)	(57,962)
Net income (loss)	(391,211)	(264,270)	(39,453)	(710,205)	(555,650)	(82,956)
Share-based compensation expenses	184,620	46,940	7,008	265,486	172,758	25,792
Amortization of intangible assets resulting from assets and business acquisitions	13,899	11,862	1,771	18,029	23,945	3,575
Tax effects on non-GAAP adjustments	(2,186)	(2,042)	(305)	(2,510)	(4,126)	(616)
Non-GAAP net income (loss)	(194,878)	(207,510)	(30,979)	(429,200)	(363,073)	(54,205)
Net income (loss) attributable to ordinary shareholders of Yatsen	(389,921)	(265,930)	(39,701)	(707,259)	(556,845)	(83,134)
Share-based compensation expenses	184,620	46,940	7,008	265,486	172,758	25,792
Amortization of intangible assets resulting from assets and business acquisitions	13,738	10,945	1,634	17,474	22,776	3,400
Tax effects on non-GAAP adjustments	(2,214)	(1,876)	(280)	(2,510)	(3,960)	(591)
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	(193,777)	(209,921)	(31,339)	(426,809)	(365,271)	(54,533)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	2,526,453,776	2,475,134,621	2,475,134,621	2,526,453,776	2,500,801,376	2,500,801,376
—Diluted	2,526,453,776	2,475,134,621	2,475,134,621	2,526,453,776	2,500,801,376	2,500,801,376
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.08)	(0.08)	(0.01)	(0.17)	(0.15)	(0.02)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.08)	(0.08)	(0.01)	(0.17)	(0.15)	(0.02)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.31)	(0.34)	(0.05)	(0.68)	(0.58)	(0.09)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.31)	(0.34)	(0.05)	(0.68)	(0.58)	(0.09)